UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INDEPENDENCE REALTY TRUST, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45378A 106

(CUSIP Number)

James J. Sebra

Chief Financial Officer and Treasurer

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

with a copy to:

Anders Laren

Senior Vice President and

Corporate Counsel

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 45378A 106	Page 2 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RAIT Financial Trust 23-2919818
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF/WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,269,719
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,269,719
11	Aggregate amount beneficially owned by each reporting person 7,269,719
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 22.9%
14	Type of reporting person (see instructions) HC/OO

CUSIP No. 45378A 106	Page 3 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RAIT NTR Holdings, LLC 80-0700816
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC/OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,060,719
	9	Sole dispositive power -0-
	10	Shared dispositive power 2,060,719
11	Aggregate amount beneficially owned by each reporting person 2,060,719
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 6.5%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 4 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Taberna IR Holdings Member, LLC 45-1966301
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 97,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 97,500
11	Aggregate amount beneficially owned by each reporting person 97,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 5 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Belle Creek Member, LLC 26-0191632
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 352,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 352,500
11	Aggregate amount beneficially owned by each reporting person 352,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 6 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Crestmont Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 675,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 675,000
11	Aggregate amount beneficially owned by each reporting person 675,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 7 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Copper Mill Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 736,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 736,500
11	Aggregate amount beneficially owned by each reporting person 736,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.3%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 8 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Heritage Trace Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 550,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 550,000
11	Aggregate amount beneficially owned by each reporting person 550,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 1.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 9 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tresa at Arrowhead Member, LLC 27-1025260
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 917,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 917,500
11	Aggregate amount beneficially owned by each reporting person 917,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.9%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 10 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Centrepoint Member, LLC 27-2489892
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,190,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,190,000
11	Aggregate amount beneficially owned by each reporting person 1,190,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 3.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106	Page 11 of 17

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cumberland Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 690,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 690,000
11	Aggregate amount beneficially owned by each reporting person 690,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 2.2%
14	Type of reporting person (see instructions) OO

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) relates to the Common Stock of Independence Realty Trust, Inc., a Maryland corporation (“IRT”). This Amendment No. 3 is being filed solely to amend the facing pages, Item 1, Item 4 and
Item 5(a) to reflect the current percentage of the common stock, par value $0.01 per share (the “Common Stock”) of IRT beneficially owned by RAIT and the Subsidiaries (each as defined in Amendment No. 2 to Schedule 13D filed on July 23, 2014) following IRT’s public offering of 6,000,000 shares of Common Stock which closed on November 25, 2014. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of IRT, which has its principal executive offices at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 7,269,719 shares, which constitutes approximately 22.9% of the total number of shares of Common Stock outstanding on a diluted basis.

Item 4.	Purpose of Transaction.

RAIT and the Subsidiaries acquired beneficial ownership of Common Stock for investment purposes; however RAIT and the Subsidiaries may be deemed to control IRT by virtue of (i) their collective ownership of 22.9% of the outstanding Common Stock, (ii) Independence Realty Advisors, LLC (“Advisor”), an indirect wholly-owned subsidiary of RAIT, acting as the external manager of IRT, and (iii) another subsidiary of RAIT managing the properties owned by IRT.

Neither RAIT nor the Subsidiaries have plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of IRT, or the disposition of the securities of IRT except that (i) under the advisory agreement between IRT and Advisor, Advisor may receive some portion or all of its management fees in Common Stock, at Advisor’s option; and (ii) RAIT and the Subsidiaries have rights to register the shares of Common Stock held by them for sale under the Securities Act of 1933, as described in Item 6, although as of the date hereof they have no plan or proposal to sell any such shares;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IRT or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of IRT or of any of its subsidiaries;

(d) Any change in the present board of directors or management of IRT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of IRT;

(f) Any other material change in IRT’s business or corporate structure;

(g) Changes in IRT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IRT by any person;

(h) Causing a class of securities of IRT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of IRT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) RAIT and the Subsidiaries beneficially own 7,269,719 shares of Common Stock, representing approximately 22.9% of the outstanding Common Stock. The denominator used to calculate the foregoing percentage is the sum of the number of shares of Common Stock outstanding as of November 25, 2014, following IRT’s public offering of 6,000,000 shares of Common Stock. The shares of Common Stock and percentage of outstanding Common Stock beneficially owned by RAIT and each of the Subsidiaries are set forth in Items 11 and 13 of the cover pages of this Schedule 13D, which such items are hereby incorporated herein by this reference. Each direct holder expressly disclaims beneficial ownership of all shares held by the other direct holders.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement*
Exhibit B:	Power of Attorney*
Exhibit C:	Second Amended and Restated Advisory Agreement, dated May 7, 2013, by and among IRT, the Advisor and Independence Realty Operating Partnership, L.P.[1]
Exhibit D:	First Amendment to Second Amended and Restated Advisory Agreement, dated as of July 26, 2013.[2]
Exhibit E:	Registration Rights Agreement among IRT, Independence Realty Operating Partnership, L.P., RAIT and the RAIT Parties (as defined therein) dated as of July 26, 2013.[3]

*	Previously filed.
[1]	Incorporated by reference to Exhibit 10.1 to IRT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
[2]	Incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8-K filed on August 1, 2013.
[3]	Incorporated by reference to Exhibit 10.2 to IRT’s Current Report on Form 8-K filed on August 1, 2013.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2014

By:	/s/ James J. Sebra
James J. Sebra,
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by this reference

Schedule A

James J. Sebra as Chief Financial Officer and Treasurer of:

RAIT Financial Trust

in its individual capacity and in its capacity as signatory for each of the following:

RAIT NTR Holdings, LLC

Belle Creek Member, LLC

Centrepoint Member, LLC

Taberna IR Holdings Member, LLC

Copper Mill Member, LLC

Crestmont Member, LLC

Cumberland Member, LLC

Heritage Trace Member, LLC

Tresa at Arrowhead Member, LLC

ANNEX I

Executive Officers and Trustees of RAIT Financial Trust

Each trustee and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)
Scott F. Schaeffer	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chairman, Chief Executive Officer, President and Trustee	Not applicable
Andrew Batinovich	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President and Chief Executive Officer, Glenborough, LLC
Edward S. Brown	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President, Edward S. Brown Group
Frank A. Farnesi	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Retired
S. Kristin Kim	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Founder, Sansori
Jon C. Sarkisian	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Executive Vice President, CRBE Group, Inc.
Andrew M. Silberstein	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Partner, Almanac Realty Investors, LLC
Murray Stempel, III	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Director, Royal Bancshares of Pennsylvania, Inc.
Scott L.N. Davidson	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	President	Not applicable
James J. Sebra	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Financial Officer and Treasurer	Not applicable
Raphael Licht	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Managing Director – Business Development, General Counsel and Secretary	Not applicable
Ken R. Frappier	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Executive Vice President - Portfolio and Risk Management	Not applicable